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                             December 1, 2022

       Christopher P. Kalnin
       Chief Executive Officer
       BKV Corporation
       1200 17th Street, Suite 2100
       Denver, CO 80202

                                                        Re: BKV Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed November 18,
2022
                                                            File No. 333-268469

       Dear Christopher P. Kalnin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2022 letter.

       Registration Statement on Form S-1

       Glossary of Oil and Natural Gas Terms, page iii

   1. We have read your response to prior comment 4 and note the updated S-1 glossary contains definitions
for proved reserves, probable reserves, possible reserves, and proved developed reserves
which are related to the Petroleum Resources Management System.
                                                        Please revise these
definitions to conform with the Securities and Exchange
                                                        Commission's
Regulations Par 210.4-10(a) and to correlate with those used in your third party reserve reports.
 Christopher P. Kalnin
FirstName LastNameChristopher P. Kalnin
BKV Corporation
Comapany1,
December   NameBKV
             2022     Corporation
December
Page 2    1, 2022 Page 2
FirstName LastName
Summary Reserve, Production and Operating Data
Estimated Reserves at SEC Pricing, page 30

2. We have read your response to prior comment 5 and note your inclusion of probable and possible reserves disclosures in the Form S-1. However, based on your third party reserve reports these volumes include both probable developed and probable undeveloped reserves and possible developed and possible undeveloped reserves. Expand your disclosure further to separately present the volumes related to each of these reserve categories.
3. We have read your response to prior comment 6 and note your detailed explanation of the changes in proved developed and proved undeveloped reserves does not provide a breakout of the 19.5 MMcfe of minerals in place purchased during 2021. Please expand your disclosures on pages 33, 107-108 and 191 of Form S-1 to include an explanation of proved developed vs. proved undeveloped for these volumes.
Estimated Reserves at NYMEX Strip Pricing, page 34

4. Based on our review of the third party reserve reports filed as Exhibits 99.14 to 99.18, the
         Form S-1 presentation of Estimated Reserves at NYMEX Strip Pricing appears to include two incorrect values on pages 35 and 192. The first is the value for "Total Estimated
         Proved Reserves (MMcfe)" under "Estimated Proved Reserves at NYMEX Strip Pricing,"
         and the second is the value for "Natural Gas Liquids (MBbls)" under "Estimated Probable
         Reserves at NYMEX Strip Pricing." Please verify or correct the values disclosed.
Barnett Assets
Supplemental Oil and Gas Information (unaudited), page F-88

5.       Your response to prior comment number 37 from our letter dated October
13, 2022
         indicates that you were not    provided    with reserve studies for
the acquired properties.
         However, Rule 3-05(f)(1) of Regulation S-X provides for an alternative reserve
         computation in cases where    prior year reserve studies were not made
  . Clarify for us
         whether prior year reserve studies were made for the acquired properties.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at
 Christopher P. Kalnin
BKV Corporation
December 1, 2022
Page 3

(202) 551-4727 with questions about engineering comments. Please contact Karina Dorin, Staff
Attorney, at (202) 551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642
with any other questions



                                                         Sincerely,
FirstName LastNameChristopher P. Kalnin
                                                         Division of
Corporation Finance
Comapany NameBKV Corporation
                                                         Office of Energy &
Transportation
December 1, 2022 Page 3
cc:       Samantha Hal Crispin
FirstName LastName